                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Harte-Hanks Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   416196103
                    -----------------------------------------
                                 (CUSIP Number)

                                Donald R. Crews
                        Harte-Hanks Communications, Inc.
                          200 Concord Plaza; Suite 800
                            San Antonio, Texas 78216
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 4, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 416196 10 3                                         PAGE 2 OF 7 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DiMark, Inc. I.R.S. No. 23-2676694

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

          N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /

          Not applicable.

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  8,452,022

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  8,452,022

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,452,022

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER

             The class of securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock") of Harte-Hanks Communications, Inc. ("Harte-Hanks"), a Texas corporation, whose principal business and executive offices are located at 200 Concord Plaza, Suite 800, San Antonio, Texas 78216.

ITEM 2.      IDENTITY AND BACKGROUND

             (a)-(c) and (f) This statement is filed on behalf of the reporting person, DiMark, Inc., a New Jersey corporation (the "Issuer"), the principal executive offices of which are located at 2050 Cabot Boulevard West, Langhorne, Pennsylvania 19047. The principal business of DiMark is direct marketing. The following information is provided with respect to all executive officers, directors and controlling persons of DiMark, all of whom are citizens of or domiciled in the United States:

                                 PRINCIPAL                               BUSINESS             POSITION WITH
                 NAME            OCCUPATION         EMPLOYER              ADDRESS            REPORTING PERSON
                 ----            ----------         --------              -------            ----------------
          Thomas E. Garvey   Chairman of the    DiMark, Inc.       2050 Cabot Blvd. West   Chairman of the
                             Board                                 Longhorne, PA 19047     Board

          Michael L. Wert    Vice Chairman of   DiMark, Inc.       2050 Cabot Blvd. West   Vice Chairman of
                             the   Board  and                      Langhorne, PA 19047     the Board and Chief
                             Chief  Executive                                              Executive Officer
                             Officer


          John J. Harrison   President and      DiMark, Inc.       2050 Cabot Blvd. West   President and
                             Director                              Langhorne, PA 19047     Director

          John M. Cooney     Executive Vice     DiMark, Inc.       2050 Cabot Blvd. West   Executive Vice
                             President                             Langhorne, PA 19047     President

          Lesley A.          Chief Financial    DiMark, Inc.       2050 Cabot Blvd. West   Chief Financial
          Bachman            Officer                               Langhorne, PA 19047     Officer

          Stephen C.         Chairman           Mars Graphic       2050 Cabot Blvd. West   Director
          Marcus                                Services, Inc.     Langhorne, PA 19047

          Richard J.         Independent        Independent        688 Annemore Ln.        Director
          Centsis            Consultant         Consultant         Naples, FL 33963


          Richard F. Jaffe   Partner            Mesirov Gelman     1735 Market Street      Director
                                                Jaffe Cramer &     Philadelphia, PA
                                                Jamieson           19103

          Dennis J. Kain     Chief Executive    Lower Bucks        501 Bath Rd.            Director
                             Officer            Hospital           Bristol, PA 19007


         (d)     None.

         (e)     None.





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
ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Not Applicable.

ITEM 4.      PURPOSE OF TRANSACTION

             Pursuant to Irrevocable Proxies dated February 4, 1996 by and between DiMark, Inc. ("DiMark") and Houston H. Harte and Andrew B. Shelton, DiMark has received irrevocable proxies from the holders of 8,452,022 shares of the Issuer's Common Stock, representing 28.2% of the outstanding shares of the Common Stock.

    (a)-(b) Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated February 4, 1996 between Issuer, HHD Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of Issuer ("Newco"), and DiMark, Newco will merge with and into DiMark (the "Merger") and each outstanding share of the Common Stock will be converted into .656 of a share of Issuer's common stock, par value $1.00 per share (the "Issuer Common Stock").

    (d) Pursuant to the Merger Agreement, the directors of Newco immediately prior to the Merger will become the directors of the surviving corporation immediately after the Merger. The officers of DiMark immediately prior to the Merger will become the officers of the surviving corporation immediately after the Merger.

    (h) As a consequence of the Merger, DiMark will cause its Common Stock to be delisted from the American Stock Exchange.

    (i) As a consequence of the Merger, DiMark will terminate the registration of its securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

             DiMark has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(c), (e)-(g), (j).

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

    (a) DiMark beneficially owns 8,452,022 shares of the Common Stock, which represents approximately 28.2 % of the outstanding Issuer Common Stock.

    (b) DiMark has sole voting and dispositive power with respect to the 8,452,022 shares of the Issuer Common Stock it beneficially owns.

    (c)      None.

    (d)      None.

    (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On February 4, 1996, Houston H. Harte and Andrew B. Shelton each executed irrevocable proxies in favor of DiMark with respect to their 8,452,022 shares representing 28.2 % of the outstanding shares of the Common Stock.

             Attached as Exhibits 99(a)-(d) to this Schedule 13D are copies of each of the Irrevocable Proxies dated February 4, 1996, in favor of DiMark by Houston H. Harte and Andrew B. Shelton.

             Attached as Exhibit 99(e) to this Schedule 13D is a copy of the Agreement and Plan of Merger dated February 4, 1996, by and between Harte-Hanks, Newco and DiMark, pursuant to which the Issuer will become a wholly- owned subsidiary of Harte-Hanks.

             To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

    (a) Irrevocable Proxy dated February 4, 1996, in favor of DiMark by Houston H. Harte.

    (b) Irrevocable Proxy dated February 4, 1996, in favor of DiMark by Andrew B. Shelton.

    (c)      Merger Agreement by and between Harte-Hanks, Newco and the Issuer.





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
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 14, 1996                  DIMARK, INC.



                                               By:  /s/  Lesley A. Bachman
                                                    ----------------------------
                                                    Lesley A. Bachman
                                                    Chief Financial Officer

                                 EXHIBIT INDEX

                                  Description

99(a) Irrevocable Proxy dated February 4, 1996, in favor of DiMark by Houston H. Harte.

99(b)    Irrevocable Proxy dated February 4, 1996, in favor of DiMark by Andrew
         B. Shelton.

99(c) Merger Agreement dated February 4, 1996 by and between Harte-Hanks, Newco, and the Issuer.





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